UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
Commission File Number: 001-33036
Mindray Medical International Limited
Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan,
Shenzhen 518057
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes   ☐                    No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Change in Mindray’s Certifying Accountant.
Previous independent accountants
In August 2008, our audit committee commenced a process to request and consider proposals from accounting firms to serve as independent accountants for Mindray Medical International Limited (“Mindray”). Deloitte Touche Tohmatsu (“Deloitte”) was dismissed as Mindray’s independent accountants on October 14, 2008. The audit committee has authorized, effective October 15, 2008, the engagement of PricewaterhouseCoopers (“PWC”) as its independent accountants to audit Mindray’s financial statements for the year ended December 31, 2008.
The decision to change Mindray’s independent accountants from Deloitte to PWC was approved by the audit committee of Mindray’s board of directors.
Deloitte’s reports on Mindray’s consolidated financial statements during the two-year period ended December 31, 2007 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.
During the two-year period ended December 31, 2007 and through October 14, 2008 Mindray did not have any disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference thereto in their report on the financial statements for such years.
During Mindray’s two fiscal years ended December 31, 2007 and through October 14, 2008, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Section 229.304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Section 304 of Regulation S-K.
Mindray has authorized Deloitte to respond fully to the inquiries of PWC concerning the subject matter of each of the above matters.
Mindray has requested that Deloitte furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the letter from Deloitte dated October 14, 2008, is filed as an exhibit to this Form 6-K.
New independent accountants
As indicated above, on October 15, 2008, Mindray authorized the engagement of PWC as its independent accountants. During the two fiscal years ended December 31, 2007 and through October 14, 2008, neither Mindray nor anyone on its behalf consulted PWC regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Mindray’s consolidated financial statements, nor has PWC provided to Mindray a written report or oral advice regarding such principles or audit opinion.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited
By:	/s/ Joyce I-Yin Hsu
Name:	Joyce I-Yin Hsu
Title:	Chief Financial Officer

Date: October 15, 2008